BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telephone: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

August 26, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Amy Geddes, Staff Accountant
Rufus Decker, Staff Accountant
Nicholas Nalbantian, Staff Attorney
Lilyanna Peyser, Staff Attorney

Re:	Longwen Group Corp. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed on June 10, 2022
File No. 000-11596

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10-12G (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated August 23, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-12G Amendment No. 1

Item 1. Description of Business

Organization and Corporate History, page 6

1.	We note your response to comment 3 and reissue in part. Please state that, if it is determined that your current corporate structure is impermissible under PRC law, you may incur substantial costs to enforce such structure, and discuss the challenges you may face in enforcing such structure due to legal uncertainties and jurisdictional limits.

In response to your comment, we have added a paragraph under the Introductory Comment on page 4. The statement is disclosed as below:

“As advised by our PRC legal counsel, Zhejiang TaoTeng, our corporate structure currently does not and immediately after giving effect to the registration statement, will not result in any violation of the applicable PRC laws is currently valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, the relevant governmental authorities may take a different view than us or because of the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, if it is determined that our current corporate structure is impermissible under PRC law, we may incur substantial costs to enforce such structure. Our 100% owned subsidiary, Hangzhou Longwen, was organized in the PRC and our corporate structure is governed by the PRC laws. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce our corporate structure. Furthermore, our corporate structure may not be enforceable in China if PRC government authorities or courts take a view that such corporate structure contravene PRC laws and regulations or is otherwise not enforceable for public policy reasons. In the event we were unable to be able to exert effective control over Hangzhou Longwen, and our ability to conduct our business may be materially and adversely affected. Our common stock may decline in value or become worthless if we are unable to assert control over the assets of our PRC subsidiary that conduct all or substantially all of our operations. – See detailed discussion of legal uncertainties and jurisdictional limits in China under “PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes, with little advance notice, in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.” on page 21.”

2.

Summary of Significant Risks Related to Doing Business in China, page 8

We note your inclusion of a summary risk factor section in response to our comment 7. Please include a cross-reference for each entry in the summary to the more detailed discussion of the risk contained in the Risk Factors section.

In response to your comment, we have added the page number of detailed discussion in the Risk Factors section for each entry in the summary.

Transfer of Cash to and From Our Subsidiary, page 10

3.	We note your response to comment 14 and reissue, as it does not appear that you included the requested disclosure in the Introductory Comment section.

In response to your comment, the “Transfer of Cash to and From Our Subsidiary” is under the Item 1 - Description of Business section on page 11.

Item 1A: Risk Factors, page 18

4	We note your response to comment 15 and reissue. Despite the fact that you do not use a VIE, the comment remains applicable.

In response to your comment, we have revised to disclose the risks if the PRC government determines that our corporate structure does not comply with PRC regulations, under the heading “Because all of all operations are in China, …… value of our common stock” on page 18.

The acknowledgement is stated as below:

“Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted different in the future, our securities may decline in value or become worthless if the determinations, changes or interpretations result in our inability to assert control over the assets of our PRC subsidiary that accordingly conduct all or substantially all of our operations.”

5	We note your response to comment 18. Please state in this risk factor and in Item 1. Business, as you do elsewhere in the filing, that you are not currently required to seek approval from the CAC.

In response to your comment, we have stated that we are not currently required to seek approval from the CAC in Item 1, under Regulatory Permission section on page 7, and in the risk factor section, under the heading “If the Chinese government were to impose new requirements ……be worthless” on page 18.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
WBB: scc
cc/ Xizhen Ye, CEO